FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

MEETING OF THE BOARD OF DIRECTORS OF SADIA S.A. HELD ON JULY 8th, 2009 – MINUTES No. 171

On July 8th, 2009, at 4:00 pm, at the Company’s office located in the city of São Paulo, State of São Paulo, at Rua Fortunato Ferraz No. 365 – 2nd floor, the members of the Board of Directors of Sadia S.A. met. The meeting was opened and chaired by the oldest member of the Board of Directors, Mr. Roberto Faldini, in accordance with Article 16 of the Company’s bylaws, in order to resolve on the following:

1.

ORGANIZATION OF THE BOARD OF DIRECTORS:

The Director Roberto Faldini registered the presentation of license’s requests from Directors Luiz Fernando Furlan, Eduardo d’Avila and Diva Helena Furlan and the resignation of Director Vicente Falconi, thanking for the worth contribution of Mr. Vicente Falconi. The Board of Directors appointed, pursuant to Article 150 of Law No. 6.404/76, for the vacant position, Mr. José Julio Cardoso de Lucena, Brazilian citizen, legally separated, lawyer, bearer of the identity card No. 3.606.644, issued by SSP-SP, and enrolled with the CPF/MF under No. 058.826.058-49, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua dos Pinheiros No. 870, 121, zipcode 05422-001, with office until the next General Shareholders’ Meeting. The Board of Directors appointed Mr. José Julio Cardoso de Lucena for the position of Chairman of the Board of Directors, pursuant to new Article 43 of the bylaws. The new Director will be invested in his office upon the execution of the instrument of investiture, occasion in which he will make the statements established in the law and in the rules of Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission).

2.

AMMENDMENT TO THE CALL NOTICE

Considering the resignation of Mr. Vicente Falconi and the provisions of Article 150 of Law No. 6.404/76, the call notice approved in the Board of Directors’ Meeting No. 170 shall be amended in order to include a new matter, as follows:

“(iv) appointing a new member to the Board of Directors in order to replace the position of the resigning Director.”

São Paulo – SP, July 8th, 2009

(aa) Roberto Faldini; Cássio Casseb Lima, Celso Clemente Giacometti, Manoel Ferraz Whitaker Salles, Marcelo Canguçu de Almeida, Martus Antonio Rodrigues Tavares.

I certify that this is a true copy of the minutes No. 171 extracted from pages 125 to 126 of the Book No. 6 of the Minutes of the Board of Directors of Sadia S.A.

Delmir Antonio Dal-Cim

Secretary